

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

November 26, 2008

via U.S. mail and facsimile

John D. Ferguson, President and CEO
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, Tennessee 37215

>   **RE: Corrections Corporation of America**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Filed February 27, 2008**
>   **Forms 10-Q for the Fiscal Quarters Ended March 31, 2008,**
>   **June 30, 2008 and September 30, 2008**
>   **File No. 1-16109**

Dear Mr. Ferguson:

        We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies, page 38

1. In future filings, please revise your disclosure for your self-funded insurance reserves to state
    - The material changes in assumptions used to estimate the liability, if any, including the impact of such changes and the cause for the changes;
    - The factors that could cause a material change in your estimate of the liability; and
    - Whether there have been any material differences between your estimate of the liability and actual results.

2. In future filings, please revise your disclosure for your legal reserves to state if you have experienced any material differences between your estimate of your legal reserves and the actual results.

Results of Operations, page 39

3. We note your disclosure on page 23 that 28 of your facility management contracts have expired or are scheduled to expire on or before December 31, 2008. In future filings, please include an analysis of your facility management contracts that have expired or are scheduled to expire within the next 12 months including how many of these contracts you expect will and will not be renewed and the financial statement impact of those not expected to be renewed. Refer to Item 303(A)(3)(ii) of Regulation S-K and Instruction 3 to Item303(A) of Regulation S-K for guidance.

4. In future filings, please ensure that you quantify the extent to which increases/ decreases in occupancy, per diems and/or the introduction of additional beds attributed to the increase or decrease in revenues. Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, please also quantify the impact of other factors you identify that contributed to fluctuations in income from continuing operations, as appropriate. Refer to Item 303(A)(3)(i) of Regulation S-X. For example, you note in your Form 10-K and subsequent Forms 10-Q that you have obtained/negotiated increases in per diems without quantifying the effect such increases have had on your revenues and/or operating margins. Please note this is just one example of where you should be quantifying the impact a factor had on revenues and operating margins. Please also refer to Section 501.12 of the Financial Reporting Codification for additional guidance.

5. We note that certain of your contracts contain guaranteed minimum payments. If such guaranteed minimum payments have had a material impacted to revenues, please quantify such impact in future filings.

Liquidity and Capital Resources, page 55

6. We note that you have a significant amount of long-term debt outstanding and that your $450 million senior secured revolving credit facility requires you to meet certain financial covenants. As such in future filings, please include a tabular presentation of your actual ratios versus the minimum/maximum ratios permitted under the financial covenants. This presentation will allow an investor to easily understand your current status in meeting your financial covenants. This disclosure should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance. Please also confirm to us and revise your disclosure in future filings to clarify that the disclosed amount available under the senior secured revolving credit facility is the amount that would not result in a violation of your financial covenants.

Contractual Obligations, page 60

7. In future filings, please revise this table to address the following:
    *   To increase transparency of cash flow, please include interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.
    *   Please include footnote disclosure that explains why your total contractual facility expansions included in the table is significantly less than the total estimated remaining costs to complete for announced construction and expansion projects disclosed on page 57.

Item 9A. Controls and Procedures, page 62

8. We note your disclosure that your "disclosure controls and procedures are effective in causing material information relating to us (including our consolidated subsidiaries) to be recorded, processed, summarized and reported by management on a timely basis and to ensure that the quality and timeliness of our public disclosures complies with SEC disclosure obligations." Please revise your disclosure in future filings and confirm to us, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed,

summarized and reported, within the time periods specified in the Commission's rules and forms and that information required to be disclosed in the reports you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e) for the full definition of disclosure controls and procedures. Otherwise, please conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

2. Summary of Significant Accounting Policies, page F-10

Management and Other Revenue, page F-13

9. In future filings, please revise your disclosure to address each of the following:
    - State your policy for recognizing revenue for those management contracts that contain guaranteed minimums. If revenues under these contracts are immaterial, please state as such.
    - State when additional management service revenues are earned (i.e., upon completion of the services, etc.).
    - State your policy for recognizing ancillary revenues, transportation services, and design and construction management fees. If revenues for each of these revenue streams are immaterial, please state as such.
    - State your policy for recognizing the reimbursement of expenses. Also, disclose whether there were any material adverse audit findings during any of the periods presented along with quantifying the impact of such findings, if any.

    Please provide us with the disclosures you intend to include in future filings.

Self-Funded Insurance Reserves, page F-13

10. In future filings, please either name the third party performing a valuation for your self-funded insurance reserves along with any other reference to a third party expert or remove your reference to such experts in your disclosures throughout the Form 10-K and Forms 10-Q. We also remind you that if you refer to experts in any filings under the 1933 Securities Act or filings that are incorporated by reference, you also must include their consent. Refer to Section 436(b) of Regulation C for guidance.

11. In future filings, please revise your disclosure to clarify the method you use to estimate your self-funded insurance risks (i.e., case reserve method or fully-developed method). Please also revise your reference to estimating your liability for incurred claims to clarify that you are referring to both reported claims and not reported claims. Please provide us with the disclosure you intend to include in future filings.

11. Debt, page F-23

12. In future filings, please revise your disclosure of the guarantor subsidiaries to state that the subsidiaries are 100% owned by the parent company, if correct. Refer to Rule 3-10(f)(1) of Regulation S-X for guidance.

16. Commitments and Contingencies, page F-35

13. We note your disclosure on page 21, "The cost of complying with environmental laws could materially adversely affect our financial condition and results of operations." We further note you have not provided any disclosures for environmental costs in accordance with SFAS 5, SAB Topic 5:Y, or SOP 96-1. Please either provide us with the disclosures you intend to include in future filings or tell us why you do not believe such disclosure is required.

General

14. In future filings, please include the information required by Rule 5-04 of Regulation S-X for your valuation and qualifying accounts either in your audited footnotes or in a schedule filed as an exhibit. Refer to Rule 12-09 of Regulation S-X for additional guidance. Please note if you include a schedule as an exhibit, your independent registered public accountant will need to specifically refer to the schedule in their report.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 21

15. We note that your variable operating expenses were positively impacted by your negotiation of an abatement of gross receipts taxes. Please tell us where you have recognized this abatement related to your taxes including the authoritative literature that supports your classification. In this regard, it would appear that an abatement from the payment of taxes would be recognized in income tax expense rather than in operating expenses. Also, please quantify the amount of the abatement in future filings and whether this was a one time occurrence or if you expect to receive such relief in the future.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 22

16. We note that you have experienced an increase in legal expenses that are negatively impacting your variable expenses. In future filings, please quantify the increase in legal expenses and provide an explanation as to why you are experiencing the increase.

17. We note that you have been experiencing delays in the intake of CDCR inmates due to compliance with certain medical requirements. Please quantify the impact this delay has had on revenues and operating margins in future filings.

Liquidity and Capital Resources, page 31

18. We note your discussion of current economic conditions on page 35. Please provide us with a detailed update on how these events have affected your operations, financial position and liquidity, and management's expectations of the future impact. Address the impact on your business operations, your customers, construction projects, and financing. Explain how these events have affected your sources of liquidity, management's response for managing these events, potential future actions by management and other detailed information.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief